Filed Pursuant to Rule 433

Registration No. 333-210556

Free Writing Prospectus dated August 2, 2018

PRICING TERM SHEET

Issuer:	DTE Energy Company

Security:	2018 Series D 3.70% Senior Notes due 2023 (the “Notes”)

Legal Format:	SEC Registered

Principal Amount:	$600,000,000

Maturity Date:	August 1, 2023

Interest Payment Dates:	February 1 and August 1 commencing February 1, 2019.

Benchmark Treasury:	2.75% due July 31, 2023

Benchmark Treasury Price/Yield:	99-16+/2.855%

Spread to Benchmark Treasury:	+88 basis points

Yield to Maturity:	3.735%

Coupon:	3.70%

Price to Public:	99.843%

Optional Redemption:	Prior to July 1, 2023 (the “Par Call Date”), the Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Notes matured on the Par Call Date discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the Notes will be redeemable at a redemption price equal to 100% of the principal amount of Notes being redeemed, plus accrued and unpaid interest to the redemption date.

Trade Date:	August 2, 2018

Settlement Date:	T+2; August 6, 2018

CUSIP / ISIN:	233331 BA4/US233331BA46

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Anticipated Ratings*:	Baa1 (Stable)/BBB (Stable)/BBB+ (Negative)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.